Exhibit 12.1

Ratio Of Earnings To Fixed Charges

	Year ended
	March 31,	April 1,	April 2,	April 3,	March 29,
(In Thousands)	2007	2006	2005	2004	2003
Fixed Charges
Interest Expensed	$2,173	$0	$96	$104	$3
Interest Capitalized	0	0	0	0	0
Amortized Premiums	0	0	0	0	0
Amortized Discounts	0	0	0	0	0
Amortized of Fair Value of Derivative at Inception	7	0	0	0	0
Capitalized Expenses related to Indebtedness	56	0	0	0	0
Estimate of Interest within Rental Expense	1,441	1,183	1,194	912	789
Preference security dividend	0	0	0	0	0

Total Fixed Charges	$3,677	$1,183	$1,290	$1,016	$792

Earnings
+ Pretax Income from Continuing Operations	$431,146	$456,602	$400,544	$350,544	$169,872
+ Fixed Charges	3,677	1,183	1,290	1,016	792
+ Amortization of Capitalized Interest	0	0	0	0	0
+ Distributed Income of Equity Investee	0	0	0	0	0
+ Pretax losses of Equity Investee	0	0	0	0	0
- Interest Capitalized	0	0	0	0	0
- Preference Securities Dividend of Consolidated Subsidiaries	0	0	0	0	0
- Minority Interest in Pretax income of Subsidiaries	0	0	0	0	0

Total Earnings	$434,823	$457,785	$401,834	$351,560	$170,664

Earnings to Fixed Charges Ratio	118.3	387.0	311.5	346.0	215.5